NO ACT

PE
5-12-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10011773

May 13, 2010

Keyna P. Skeffington
Vice President and Deputy General Counsel
Medtronic, Inc.
710 Medtronic Parkway LC300
Minneapolis, MN 55432-5604

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 5-13-10

Re: Medtronic, Inc.

Dear Ms. Skeffington:

This is in regard to your letter dated May 12, 2010 concerning the shareholder proposal submitted by The City of Philadelphia Public Employees Retirement System for inclusion in Medtronic's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Medtronic therefore withdraws its April 26, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Christopher McDonough
Chief Investment Officer
Philadelphia Public Employees Retirement System
Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1721



Medtronic

Medtronic, Inc.
710 Medtronic Parkway LC300
Minneapolis, MN 55432-5604 USA
www.medtronic.com

Law Department
tel 763.505.2758
fax 763.505.2980
keyna.skeffington@medtronic.com

Keyna P. Skeffington
Vice President
Deputy General Counsel & Assistant Secretary

May 12, 2010

VIA EMAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of Request for No-Action Letter Regarding the Shareholder Proposal of *The City of Philadelphia Public Employees Retirement System*

Ladies and Gentlemen:

Medtronic, Inc. (the "Company") filed a no-action request, dated April 26, 2010 (the "No-Action Letter"), with the Securities and Exchange Commission (the "Commission") in connection with the Company's intention to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from The City of Philadelphia Public Employees Retirement System (the "Proponent").

The Proponent has formally withdrawn the Proposal as evidenced by the letter dated May 11, 2010 (attached hereto as *Exhibit A*). In view of the Proponent's withdrawal, we hereby notify the Commission that the matter has been rendered moot and that the Company is withdrawing its No-Action Letter.

A copy of this letter is also being sent to the Proponent informing it of the Company's withdrawal of its No-Action Letter.

If we can be of any further assistance in this matter, please do not hesitate to call me at (763) 505-2758, or D. Cameron Findlay, Medtronic's Corporate Secretary and General Counsel, at (763) 505-3301.

Sincerely,

Keyna P. Skeffington
Vice President and Deputy General Counsel

Enclosure
cc: Christopher McDonough
Greg A. Kinczewski

4740051

EXHIBIT A



BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CHRISTOPHER McDONOUGH
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1721
(215) 496 – 7468
FAX (215) 496 – 7460

May 11, 2010

Via Fax (763-505-2980) and Mail
Keyna P. Skeffington, Esq.
Vice President/General Counsel/Asst. Secretary
Medtronic, Inc.
710 Medtronic Parkway LC300
Minneapolis, MN 55432-5604

RE: Withdrawal of Shareholder Proposal

Dear Ms. Skeffington:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that the Fund will withdraw the shareholder proposal it filed for Medtronic's 2010 annual meeting.

The Fund is very appreciative of the lengthy and candid discussions it had with Medtronic on its compensation practices, the working of its Compensation Committee, and most importantly the Compensation Consultant Independence Standards that were adopted on December 3, 2009, a summary of which will appear in the 2010 proxy statement.

It is our understanding that because of the withdrawal of our proposal, you will advise the Securities and Exchange Commission that your request for a no-action letter is now moot and removes the need for an SEC decision and a response from the Fund.

Thank you for your assistance in resolving this mater.

Sincerely,

Christopher McDonough
Chief Investment Officer

cc: Greg A. Kinczewski



2 Penn Center Plaza, 16th Floor, Philadelphia, PA 19102
Phone: 215.496.7468 FAX: 215.496.7460

Philadelphia Board of Pensions & Retirement

Fax

To:	Keyna P. Skeffington, Esq	**From:**	Chris McDonough, Chief Investment Officer
Fax:	763-505-2980	**Pages:**	2 including cover
Phone:		**Date:**	5/11/2010
Re:	Shareholder Proposal	**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**



Medtronic

Medtronic, Inc.
710 Medtronic Parkway LC300
Minneapolis, MN 55432-5604 USA
www.medtronic.com

Law Department
tel 763.505.2758
fax 763.505.2980
keyna.skeffington@medtronic.com

Keyna P. Skeffington
Vice President
Deputy General Counsel & Assistant Secretary

April 26, 2010

VIA EMAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of The City of Philadelphia Public Employees Retirement System Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Medtronic, Inc. ("Medtronic" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") sponsored by The City of Philadelphia Public Employees Retirement System (the "Proponent"). A copy of the Proposal and accompanying cover letters are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Medtronic intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Medtronic pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Medtronic's Board of Directors (the "Board"):

> adopt a policy prohibiting any current chief executive officers ("CEOs") of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors and it should also specify (a) how to select a new member of the committee if a current member becomes a CEO during the time between annual meetings of shareholders and; (b) that compliance with the policy is excused if no director, who is not a CEO or a former CEO, is available and willing to serve as a member of the committee.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6) because Medtronic lacks the power and authority to implement the Proposal, and Rule 14a-8(i)(3) because the Proposal is so vague and indefinite as to be materially misleading.

ANALYSIS

I. Medtronic Lacks the Power and Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. The Staff has permitted exclusion of shareholder proposals requesting policies that directors meet certain criteria where the proposal requires that such criteria be met without providing the board with an opportunity or mechanism to cure a violation of the standard. See, e.g., Clear Channel Communications, Inc. (January 23, 2005) (permitting exclusion of a proposal requesting that the board adopt a policy "requiring that the Compensation Committee be composed solely of independent directors" as prescribed under the proposal because the "the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal"); and Cintas Corporation (August 27, 2004) (permitting exclusion of proposal requesting that the board adopt a policy that the chairman "will be an independent director who has not previously served as an executive officer" of the company on similar grounds).

The Staff confirmed its position with respect to such proposals in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB No. 14C"), stating:

> "[W]e would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal."

The Proposal would require that each of the members of the compensation committee not be a chief executive officer of a public company. This criteria presents an immediate problem for

Medtronic. As correctly stated in the Proponent's supporting statement, Medtronic has two compensation committee members that are currently public company CEOs. For the reasons provided below, there is no cure for this violation of the criteria, meaning that Medtronic lacks the power or authority to implement the Proposal.

The Staff has granted no-action treatment to certain companies that have argued that similar proposals regarding compensation committee membership were beyond the board's power to implement because the "proposal [did] not provide the board with an opportunity or mechanism to cure a violation of the criteria." See Honeywell International, Inc. (Feb. 18, 2010); Verizon Communications Inc. (Feb. 18, 2010); Time Warner Inc. (February 22, 2010). The Proposal is similar to these proposals in that it contains language providing that the policy must be implemented so that it "does not affect the unexpired terms of previously elected directors."

Correspondence to the Staff for the Honeywell, Verizon, and Time Warner proposals indicate that the proponent in each instance interpreted the language "does not affect the unexpired terms of previously elected directors" as meaning that a compensation committee member that becomes a public company CEO could remain on the compensation committee for the duration of his or her term on the committee without violating the policy. However, in each instance the Company interpreted the language in question as applying to the compensation committee member's service "as a director," meaning that the compensation committee member would be violating the policy by staying on the committee, and that there was no mechanism for such member's removal. Under the Honeywell, Verizon, and Time Warner guidance, the Staff has stated that the language in question "[does] not provide the board with an opportunity or mechanism to cure a violation of the criteria." Similarly, Medtronic would have an instant violation of the criteria if the Proposal were adopted, and the Proposal does not provide the board with an opportunity or mechanism to cure such violation.

Unlike the Honeywell, Verizon, and Time Warner proposals, here the Proposal attempts to include a "cure mechanism." The proposed cure mechanism provides in relevant part that the policy adopted by the Board "should also specify (a) how to select a new member of the committee if a current member becomes a CEO during the time between annual meetings of shareholders." Thus, the cure mechanism deals only with a situation where a compensation committee member **later becomes** a public company CEO while serving on the committee. There is simply no mechanism in the Proposal for Medtronic's situation, where two sitting compensation committee members **already serve** as public company CEOs. The Proposal creates a situation where the violating committee members cannot stay, because they are violating the policy, and cannot go, because there is no mechanism for their removal. Accordingly, the "cure mechansim" proposed by the Proponent does not in fact provide the Board an opportunity to cure the violation.

Consistent with the precedent and Staff interpretations discussed above, Medtronic believes that the Proposal properly may be omitted from its 2010 Proxy Materials under Rule 14a-8(i)(6) because Medtronic lacks the power and authority to implement the Proposal.

II. The Proposal may be excluded because it is so vague and indefinite as to be materially misleading.

Rule 14a-8(i)(3) allows the omission of a shareholder proposal if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-

8(i)(3) as inherently misleading where neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what action or measures would need to be taken if the proposal were implemented. Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals remain subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: ...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff's prior rulings provide guidance regarding the interpretation of the Staff's stated position with respect to Rule 14a-8(i)(3) set forth in Bulletin 14B (reproduced above). These rulings establish that shareholder proposals that (i) leave key terms and/or phrases undefined, or (ii) are so vague in their intent generally that they are subject to multiple interpretations, should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. To restate, in the Staff's view, a proposal that requires that highly subjective determinations be made with respect to either the meaning of key terms and/or phrases, or the intent of the proposal generally, without guidance provided in the proposal itself, would be subject to differing interpretations of shareholders voting on the proposal and the company implementing the proposal and may be excluded under Rule 14a-8(i)(3). Implementing such an inherently vague and indefinite proposal would likely result in company action that is "significantly different from the action envisioned by the shareholders voting on the proposal." NYNEX Corporation (January 12, 1990). See also Bristol-Myers Squibb Co. (February 1, 1999).

A. The Proposal Contains a Vague and Indefinite Phrase that is Subject to Multiple Interpretations.

As stated in Section I, there is a difference of opinion amongst the proponent and companies in similar proposals regarding the phrase "does not affect the unexpired terms of previously elected directors." The proponent in the aforementioned Honeywell, Verizon, and Time Warner proposals argued that the phrase allowed for continued service on both the board and compensation committee, while companies argued that the phrase allowed only for continued service on the board, such that a CEO's continued compensation committee service would violate the policy. This difference of opinion regarding the meaning of the language is relevant in the Rule 14a-8(i)(3) context. If sophisticated parties such as the proponent and companies in the aforementioned no-action requests can disagree on the plain meaning of the language, it seems likely that Medtronic's shareholders will experience similar confusion or uncertainty regarding what is meant by the phrase. Some may regard the phrase as protecting only continued service as a director, while others may regard it as protecting continued service as a compensation committee member.

This problem is not merely hypothetical. As stated in Section I, Medtronic has two compensation committee members that are currently public company CEOs. Under the interpretation that the phrase only protects one's unexpired term as a previously elected director, the Board must remove these two compensation committee members once the Proposal's policy is implemented or be in violation of the policy's prohibition on current CEOs serving on the committee. As stated in Section I, Medtronic believes that the Proposal's wording renders the Board powerless to remove these two compensation committee members. Under the interpretation that the phrase protects one's unexpired term as a previously elected director and compensation committee member, the Board need not remove the two compensation committee members. Given the indefinite and vague language, shareholders may not realize the exact effect of their vote. Some shareholders may believe that the effect of their vote would be to remove the two public company CEOs serving on the compensation committee, which Medtronic believes is not the case. Other shareholders may believe that the effect of their vote would be to keep the existing compensation committee membership in place, but place restrictions of future membership, particularly given the language in the proposed cure mechanism. If it is determined that the policy does in some way give the Board the authority to remove the violating compensation committee members, this would not be the case. The Proposal and supporting statement do nothing to clarify the exact effect of an affirmative vote. Given the vague and indefinite language of the Proposal, there is no way to determine how a shareholder would evaluate the effect of this provision, or the effect of his or her vote on the composition of the compensation committee.

B. The Proposal Contains Contradictory Phrases that Will be Confusing to Shareholders.

In addition to problems with differing shareholder interpretations of the vague "unexpired terms" phrase, the Proposal at issue contains an internal contradiction. The contradiction concerns what action Medtronic should take when a member of the compensation committee becomes a public company CEO at the same time he or she is serving on the compensation committee. Without more, this occurrence would be a clear violation of the contemplated policy "prohibiting any current [CEOs] of public companies from serving on the Board's Compensation Committee." The Proposal deals with this occurrence in an ostensibly contradictory manner, and this contradiction is likely to cause confusion among voting shareholders regarding what action Medtronic would take in such an event.

On the one hand, the Proposal provides that "the policy shall be implemented so that it does not affect the unexpired terms of previously elected directors." On the other hand, the Proposal contains a purported "cure provision," which provides that "the policy shall...also specify (a) how to select a new member of the committee if a current member becomes a CEO during the time between annual meetings of shareholders."

As stated above, the "unexpired terms" phrase is subject to differing shareholder interpretations. For shareholders that interpret the phrase as protecting one's unexpired term as a previously elected director and committee member, the "how to select a new member of the committee" phrase is internally contradictory and confusing. These shareholders would likely believe that if the proposed policy was implemented to not affect the "unexpired terms" of the director/compensation committee member, the policy would automatically be out of compliance with the requirement to "select a new member of the committee" when a committee member becomes a public company CEO. Similarly, if the proposed policy was implemented in accordance with the second phrase (i.e., to select a new member of the committee), the policy would automatically be out of compliance with the first phrase.

The Proposal and supporting statement do nothing to clarify to shareholders how the Board should deal with this seeming contradiction. Given the internally contradictory language, the Proposal will cause confusion to Medtronic's shareholders about what action Medtronic may take.

C. The Proposal is Vague and Indefinite Regarding What Specific Actions Medtronic Should Take in Appointing a New Compensation Committee Member.

The Proposal's purported "cure mechanism" provides that the policy should specify "(a) how to select a new member of the committee if a current member becomes a CEO during the time between annual meetings and; (b) that compliance with the policy is excused if no director, who is not a CEO or a former CEO, is available and willing to serve as a member of the committee." The Proponents provide no other guidance in the Proposal itself or in the supporting statement regarding how the policy should be worded or implemented to comply with this cure mechanism. The cure mechanism suffers from two primary defects that render it vague and indefinite for shareholders voting on the Proposal.

First, the cure mechanism does not explicitly provide that a director who becomes a public company CEO should be replaced or removed; rather, it simply provides that the policy should specify "how to select a new member." Taken literally, the Proposal asks that the policy provide for the appointment of a new member to the committee with no replacement of the current public company CEO. Assuming that the Proposal implicitly provides for removal, the statement is silent as to how such removal should be handled (i.e. should the committee member be reassigned to the committee of his or her replacement, to some other committee, or to no other committees), whether the replacement should have any relevant compensation decision-making experience or knowledge, and when such removal and replacement should occur. Many voting shareholders, even those that agree with the Proposal's purpose, may deem this type of information relevant to their voting decision, wanting to avoid having Medtronic appoint committee members with little to no experience in compensation-related issues. Neither the Proposal nor the supporting statement provides any guidance in this area, and is vague and indefinite as to what standards the voting shareholders would be expecting the Board to use in exercising its replacement power.

Second, the last clause of the cure mechanism provides that "compliance with the policy is excused if no director, who is not a CEO or a **former CEO**, is available and willing to serve as a member of the committee" (emphasis added). This is the first time that "former CEO" appears in the Proposal. The Proposal's stated goal is a prohibition on current CEOs serving on the compensation committee, and contains no prohibition on former CEOs serving on the committee. It is unclear why the Proponent inserted "former CEO" into this section of the Proposal, and why a stricter standard would apply to the selection of a replacement compensation committee member from that of the selection of compensation committee members themselves. A shareholder evaluating this part of the Proposal may believe that the Proposal itself prohibits former CEOs from serving on the compensation committee, and that the lack of a statement to this effect in the first sentence of the Proposal is merely an oversight. The supporting statement does little to clarify the confusion created by the "former CEO" addition, referring only to CEOs in general. The addition of "former CEO" in the last clause of the Proposal renders the cure mechanism vague and indefinite as to how the Proposal would apply to former CEOs serving on the compensation committee.

The Proposal meets the requirements for exclusion based on Staff guidance regarding Rule 14a-8(i)(3) in that highly subjective determinations must be made with respect to the meaning of key phrases without guidance provided in the Proposal itself, which subjects the Proposal to differing interpretations among shareholders voting on the Proposal. Consistent with the precedent and Staff interpretations discussed above, Medtronic believes that the Proposal properly may be omitted from its 2010 Proxy Materials under Rule 14a-8(i)(3) because it is so vague and indefinite as to be materially misleading.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Medtronic excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Medtronic agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Medtronic only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (763) 505-2758, or D. Cameron Findlay, Medtronic's Corporate Secretary and General Counsel, at (763) 505-3301.

Sincerely,



Keyna P. Skeffington
Vice President and Deputy General Counsel

Enclosure

cc: Christopher McDonough

4714258

Exhibit A



BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CHRISTOPHER McDONOUGH
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1721
(215) 496-7468
FAX (215) 496-7460

March 10, 2010

Via Fax (763-572-5459) and Express Mail

Medtronic, Inc.
Attn: D. Cameron Findlay
General Counsel and Secretary
710 Medtronic Parkway
Minneapolis, MN 55432

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Findlay:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Medtronic, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Christopher McDonough
Chief Investment Officer



-03-11 18:13



STATE STREET.

March 11, 2010

Via Fax (763-572-5459) and Express Mail

Medtronic, Inc.
Attn: D. Cameron Findlay
General Counsel and Secretary
710 Medtronic Parkway
Minneapolis, MN 55432

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Findlay:

As custodian of The City of Philadelphia Public Employees Retirement System (the "Fund"), we are writing to report that as of the close of business March 10, 2010 **(THE DAY THE SHAREHOLDER PROPOSAL WAS FILED)** the Fund held 18,601 shares Medtronic, Inc. ("Company") stock in our account at State Street Bank and registered in its nominee name of BENCHBOAT & CO. The Fund has held in excess of $2,000 worth of shares in your Company continuously since March 10, 2009 **(ONE YEAR PRIOR TO THE DATE THE SHAREHOLDER PROPOSAL WAS FILED)**

If there are any other questions or concerns regarding this matter, please feel free to contact me at 617-664-9415.

Sincerely,

Laura A. Callahan
Assistant Vice President

Resolved: The shareholders of Medtronic, Inc. (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current chief executive officers ("CEOs") of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors and it should also specify (a) how to select a new member of the committee if a current member becomes a CEO during the time between annual meetings of shareholders and; (b) that compliance with the policy is excused if no director, who is not a CEO or a former CEO, is available and willing to serve as a member of the committee.

Supporting Statement

It is a well-established tenet of corporate governance that a compensation committee must be independent of management to ensure fair and impartial negotiations of pay with individual executives. Indeed, this principle is reflected in the listing standards of the major stock exchanges.

We do not dispute that CEOs can be valuable members of other Board committees. Nonetheless, we believe that shareholder concerns about aligning CEO pay with performance argue strongly in favor of directors who can view senior executive compensation issues objectively. We are particularly concerned about CEOs on the Compensation Committee because of their potential conflicts of interest in setting the compensation of peers.

We believe that CEOs who benefit from generous pay will view large compensation packages as necessary to retain and motivate other executives. In our view, those who benefit from stock option plans will view them as an efficient form of compensation; those who receive generous "golden parachutes" will regard them as a key element of a compensation package. Consequently, we are concerned that the inclusion of CEOs on the Compensation Committee may result in more generous pay packages for senior executives than that necessary to attract and retain talent. Our concern is most acute at companies where the chairman of the Board is also the CEO.

In their 2004 book "*Pay Without Performance*," law professors Lucian Bebchuk and Jesse Fried cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay.

Executive compensation expert Graef Crystal concurs. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate. Here's an even better idea: bar CEOs from serving on the comp committee." *(Bloomberg News column, June 22, 2009.)*

Our Chairman and CEO received total compensation of $9,273,925 in 2008, despite what we believe to be the Company's poor performance for shareholders and compared to its peers for the past five years. Two of the directors on the Compensation Committee are CEOs at other public companies.

We urge you to vote FOR this proposal.